UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOODARAMA SUPERMARKETS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         SAKER HOLDINGS CORP. (OFFEROR)
                            JOSEPH J. SAKER (OFFEROR)
                           RICHARD J. SAKER (OFFEROR)
                         JOSEPH J. SAKER, JR. (OFFEROR)
                            THOMAS A. SAKER (OFFEROR)
                             GLORIA SAKER (OFFEROR)
                         NADINE SAKER MOCKLER (OFFEROR)
                          DENISE SAKER MARDER (OFFEROR)
                 JOSEPH SAKER FAMILY PARTNERSHIP, L.P. (OFFEROR)
                          RICHARD JAMES SAKER (OFFEROR)

    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR
                              OTHER PERSON))

                          COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    344820105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHN A. AIELLO
                               PHILIP D. FORLENZA
                       GIORDANO HALLERAN AND CIESLA, P.C.
                        125 HALF MILE ROAD, P.O. BOX 190
                           RED BANK, NEW JERSEY 07701
                                 (732) 741-3900

     (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee
   Not Applicable                                              Not Applicable
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

[  ]  Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:
                                    ------------------------
            Form or Registration No.:
                                      ----------------------
            Filing Party: Date Filed:
                                      ----------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-l.
            [ ] issuer tender offer subject to Rule 13e-4.
            [X] going-private transaction subject to Rule 13e-3.
            [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO is filed by the Filing Persons above. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by the Filing Persons above.

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Foodarama Supermarkets, Inc. The Filing Persons have NOT commenced the tender offer that is referred to in this communication. At such time, if ever, as the tender offer is commenced, the Filing Persons or their affiliate will file with the Securities and Exchange Commission a Schedule TO and related exhibits (including an offer to purchase, a letter of transmittal and other related documents). Shareholders of Foodarama Supermarkets, Inc. are strongly encouraged to read the Schedule TO and related exhibits when they become available because they will contain important information about the tender offer and merger. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all shareholders of Foodarama Supermarkets, Inc.

Item 12.       Exhibits.

Exhibit 99.1 Text of Press Release issued by Foodarama Supermarkets, Inc. on February 13, 2006.
Exhibit 99.2 Letter Agreement between Saker Holdings Corp. and Foodarama Supermarkets, Inc. dated as of February 6, 2006.

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.    DESCRIPTION

Exhibit 99.1 Letter Agreement between Saker Holdings Corp. and Foodarama Supermarkets, Inc. dated as of February 6, 2006.
Exhibit 99.2 Text of Press Release issued by Foodarama Supermarkets, Inc. on February 13, 2006.

                                                                   EXHIBIT 99.1
                              SAKER HOLDINGS CORP.
                      922 Highway #33, Building 6, Suite 1
                           Freehold, New Jersey 07728



                                February 6, 2006



Special Committee of the Board of Directors
Foodarama Supermarkets, Inc.
922 Highway #33, Building 6, Suite 1
Freehold, NJ  07728


      Re:   Reimbursement of Fees and Expenses

Gentlemen:

      As you know, Saker Holdings Corp. (the "Purchaser"), a newly formed corporation organized by me and seven other members of the Saker family (the "Purchaser Group"), has made a proposal to acquire all of the outstanding shares of capital stock of Foodarama Supermarkets, Inc. not held by a member of the Purchaser Group for cash in the amount of $52 per share. The proposed transaction would be effected by means of a tender offer (the "Offer") as more particularly described in our letter to the Board of Directors of the Company dated December 1, 2005 (the "Proposal Letter"). We have advised the Special Committee of the Board of Directors appointed to evaluate the Offer (the "Special Committee") that we are willing to increase the proposed offer price from $52 to $53 per share (the "Offer Price"). We have arranged financing for the Offer from GMAC Commercial Finance LLC ("GMAC"), and GMAC has issued a commitment letter (the "Commitment Letter") for such financing, a copy of which was delivered to the Company's Board of Directors on December 1, 2005. As noted in the Proposal Letter, fees payable to GMAC began to accrue on November 9, 2005, including a ticking fee of 1/2 of 1% per annum, based on an aggregate $105 million of credit facilities to be provided by GMAC (the "Ticking Fee"). In addition, the Purchaser Group has incurred and will continue to incur other out-of-pocket expenses in connection with making the Offer, including legal fees and expenses and the expenses of its financial advisor (collectively, "Other Expenses").

      As we have advised the Special Committee, we believe that the Offer will provide shareholders of the Company with an opportunity to monetize their Shares and receive a substantial economic benefit which would not exist in the absence of the Offer. In addition, the price per share of the Company's common stock and the market capitalization of the Company have increased significantly as a result of the Offer. Further, the Commitment Letter contemplates a refinancing of all of the Company's existing indebtedness to GMAC and the other members of the Company's lending group which the Company planned to pursue irrespective of the Offer. In view of (a) the substantial economic benefit that will be conferred upon shareholders as a result of the Offer, (b) the benefits that will be derived by the Company as a result of the proposed refinancing, (c) the time that we have afforded the Special Committee to evaluate the Offer and (d) the severe financial burden which will be imposed upon the Purchaser if the Offer is not consummated, we believe that it is reasonable and appropriate for the Company to bear responsibility for the amount of the Ticking Fee and Other Expenses which accrue or are incurred after the date of this letter. Accordingly, please have this letter signed by a duly authorized officer of the Company and the Special Committee to confirm our understanding as to the following:

1. The Purchaser agrees that it will increase the proposed Offer Price from $52 to $53 per share.

2. The Company agrees that it shall reimburse Purchaser for the Ticking Fee and Other Expenses accrued and incurred during the period beginning on February 6, 2006 and ending on the earlier of (a) the expiration or termination of the Commitment Letter, (b) the date that the Special Committee advises the Purchaser in writing that it has determined not to recommend that the Company's shareholders tender shares pursuant to the Offer or (c) the execution and delivery by Purchaser and the Company of a definitive agreement pertaining to the Offer, the proposed share exchange and related matters.

      Please return a signed copy of this letter to the undersigned at your earliest possible convenience.

                                Very truly yours,

                              SAKER HOLDINGS CORP.


                          By:______________________________
                        Name:  Richard J. Saker
                          Title:  President

Agreed to:

Foodarama Supermarkets, Inc.


By:                                         Date: February 9, 2006
   ------------------------
Name:  Michael Shapiro
Title: Senior Vice President and
       Chief Financial Officer


By:
   ------------------------
Name:  Charles T. Parton
       On behalf of Special Committee of
       the Board of Directors

                                                        EXHIBIT 99.2

                                            CONTACT:    Michael Shapiro
                                                        Senior Vice President
                                                        Chief Financial Officer
                                                        (732) 294-2270

FOR IMMEDIATE RELEASE

SAKER HOLDINGS CORP. INCREASES
PROPOSED TENDER OFFER PRICE.

      Freehold, N.J., February 13, 2006 - Foodarama Supermarkets, Inc. (ASE-FSM) (the "Company" or "Foodarama") today announced that Saker Holdings Corp. has increased the price it is willing to offer to holders of the Company's common stock pursuant to the proposed tender offer that was announced in December 2005 from $52 to $53 per share. Saker Holdings Corp. is a newly formed corporation organized by a purchaser group consisting of Richard J. Saker, the Company's President and Chief Executive Officer, Joseph J. Saker, the Company's Chairman of the Board, and six other members of the family of Joseph J. Saker who are shareholders of the Company to conduct the tender offer.

      The proposed transaction would result in the acquisition by Saker Holdings Corp. of all of the outstanding shares of Foodarama common stock not already owned by the members of the purchaser group at a price of $53 per share. The purchaser group currently owns or controls approximately 51 percent of Foodarama's issued and outstanding common stock.

      The Board of Directors has formed a Special Committee consisting of three independent directors to review the proposed transaction.

      The proposed transaction is subject to certain conditions, including, among others, a condition that the acquiring company hold at least 90% of Foodarama's common stock after the closing of the tender offer, the requisite consent of Wakefern Food Corporation and a condition that the Foodarama shareholders approve an agreement and plan of share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of common stock of a newly formed Delaware corporation, with Foodarama thereby becoming a subsidiary of that Delaware corporation. The share exchange would be followed by a merger of the Delaware corporation into Saker Holdings Corp., pursuant to which shareholders who did not tender shares in the tender offer would receive $53 in exchange for their shares of the Delaware corporation that they receive in the share exchange. As a result of the tender offer, the share exchange and the merger, Foodarama would become a wholly owned subsidiary of Saker Holdings Corp. and there would no longer be a public market for Foodarama common stock. The Company has agreed to reimburse Saker Holdings Corp. for certain fees and expenses incurred from February 6, 2006 until the date that the Special Committee makes its determination as to whether to recommend to shareholders that they tender shares pursuant to the proposed tender offer.

      This press release is not a substitute for any tender offer statement or other filing that may be made with the Securities and Exchange Commission

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Certain information included in this press release and other Company filings
(collectively, the "SEC filings") under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as well as information communicated orally or in writing between the dates of such SEC filings) contains or may contain forward looking information that is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from expected results.
--------------------------------------------------------------------------------

("SEC") if the proposed transaction goes forward. If such documents are filed with the SEC, investors are urged to read them because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from Foodarama Supermarkets, Inc.

      The Company operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items, and a central baking facility which supplies its stores with bakery products. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

      This press release includes forward-looking statements within the meaning of federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the conditions to any proposed transaction, general economic conditions and other factors that may be identified in filings made with the SEC by the Company or the purchaser group.

                                            ###
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Certain information included in this press release and other Company filings
(collectively, the "SEC filings") under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as well as information communicated orally or in writing between the dates of such SEC filings) contains or may contain forward looking information that is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from expected results.
--------------------------------------------------------------------------------